                             TRISTAR AEROSPACE CO.
                             2527 WILLOWBROOK ROAD
                              DALLAS, TEXAS 75220

       INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about November 22, 1999 to the holders of record of shares of common stock, par value $.01 per share (the "Common Stock" or "Shares"), of TriStar Aerospace Co., a Delaware corporation (the "Company"), at the close of business on or about October 31, 1999. You are receiving this Information Statement in connection with the possible appointment of persons designated by Offeror (as defined below) to the Board of Directors of the Company (the "Board") as soon as practicable following consummation of the Offer described below. This Information Statement is required by Section
14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION WITH RESPECT TO THE POSSIBLE APPOINTMENT OF PERSONS DESIGNATED BY OFFEROR TO THE BOARD AS DESCRIBED HEREIN AT THIS TIME.

    On October 31, 1999, the Company, AlliedSignal Inc., a Delaware corporation ("Parent" or "AlliedSignal"), and AlliedSignal Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Offeror"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Parent caused Offeror to commence a tender offer (the "Offer") for all outstanding Shares at a price of $9.50 per Share net to the seller in cash and without interest thereon and
(ii) Offeror, or another direct or indirect wholly owned subsidiary of Parent, will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

    The Merger Agreement requires the Company to either increase the size of the Board or to use its best efforts to secure the resignation of such number of its incumbent directors, or both, as is necessary to enable certain directors designated by Offeror to be elected or appointed to the Board following consummation of the Offer under the circumstances described therein. See "Right to Designate Directors" and "The Offeror Designees."

    Capitalized terms used herein and not otherwise defined herein will have the meaning set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") previously mailed to the holders of record on November 5, 1999. The Company's fiscal year ends each September 30; therefore, for example, references to "fiscal year 1999" refer to the Company's fiscal year ended September 30, 1999.

    Pursuant to the Merger Agreement, Offeror commenced the Offer on November 5, 1999. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Monday, December 6, 1999, unless the Offer is extended pursuant to the Merger Agreement.

GENERAL

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of the close of business on October 31, 1999, there were 17,277,054 Shares outstanding. The Board currently consists of three classes, each consisting of two directors, or a total of six authorized members. At each annual meeting of the Company's stockholders, directors are elected for a full term of three years to succeed those directors who are members of one of the three classes and whose terms expire on these annual meeting dates. The officers of the Company serve at the discretion of the Board.

RIGHT TO DESIGNATE DIRECTORS

    The Merger Agreement provides that, promptly upon the payment for any Shares by Offeror pursuant to the Offer as a result of which Parent, Offeror or any of their affiliates beneficially own (excluding Shares held by the Company) at least a majority of the then outstanding Shares, the Company will increase the size of the Board to seven members and Offeror will be entitled to designate members of the Board such that Offeror, subject to compliance with Section 14(f) of the Exchange Act, will have a number of representatives on the Board, rounded up to the next whole number, equal to the product obtained by multiplying seven by the percentage of Shares beneficially owned by Parent and any of its subsidiaries. The Company has agreed, upon the request of Offeror, to promptly increase the size of the Board to the extent permitted by the certificate of incorporation of the Company and/or use its best efforts to secure the resignations of such number of directors as is necessary to enable the Offeror Designees (as defined below) to be elected to the Board and has agreed to use its best efforts to cause the Offeror Designees to be so elected. Notwithstanding the foregoing sentence:
(i) in the event that the Offeror Designees are appointed or elected to the Board, until the Effective Time (as defined in the Merger Agreement) of the Merger, the Board will have at least one director who is a director on the date of the Merger Agreement and who is neither an officer of the Company nor a stockholder, affiliate or associate (within the meaning of federal securities laws) of Parent (any such directors are collectively referred to as the "Continuing Directors"), and (ii) if no Continuing Directors remain, the other directors will designate one person to fill one of the vacancies, who will not be either an officer of the Company or a stockholder, affiliate or associate of Parent, and such person will be deemed to be a Continuing Director.

    Pursuant to the Merger Agreement, if the Offeror Designees are elected to the Board, after the acceptance for payment and purchase of Shares pursuant to the Offer and prior to the Effective Time (i) the affirmative vote of a majority of the Continuing Directors will be required to amend or terminate the Merger Agreement on behalf of the Company, amend the Company's certificate of incorporation, or the Company's bylaws, exercise or waive any of the Company's rights or remedies under the Merger Agreement, extend the time for performance of Parent or Offeror's obligations under the Merger Agreement, or take any other action by the Company in connection with the Merger Agreement required to be taken by the Board, and any such actions when so taken will be deemed to constitute the action of the full Board of the Company and any committee specifically designated by the Board to approve the actions contemplated by the Merger Agreement, and (ii) neither the Offeror nor Parent will, directly or indirectly, cause the Company to breach its obligations under the Merger Agreement.

    IN THE EVENT THAT OFFEROR AND ITS AFFILIATES DO NOT ACQUIRE ANY SHARES PURSUANT TO THE OFFER, OR TERMINATE THE OFFER, OR IF THE MERGER AGREEMENT IS TERMINATED PURSUANT TO ITS TERMS PRIOR TO THE ELECTION OR APPOINTMENT OF THE OFFEROR DESIGNEES, OFFEROR AND ALLIEDSIGNAL WILL NOT HAVE ANY RIGHT UNDER THE MERGER AGREEMENT TO HAVE THEIR DESIGNEES ELECTED OR APPOINTED TO THE BOARD.

    The information contained in this Information Statement concerning Parent, Offeror and the Offeror Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

THE OFFEROR DESIGNEES

    AlliedSignal and Offeror have informed the Company that they currently intend to designate a majority of the directors of the Company following the consummation of the Offer. It is currently anticipated that Offeror will designate some or all of Robert D. Johnson, Peter M. Kreindler, Stephen R. Loranger, Donald J. Redlinger, James D. Taiclet, Jr. and/or Richard F. Wallman (collectively the "Offeror Designees"). The names and ages of the nominees of Parent and Offeror, and their present principal occupations, are set forth below. Each individual is a citizen of the United States and his business address is 101 Columbia Road, Morris Township, New Jersey 07962.

    Each of the individuals has consented to serve as a director of the Company if appointed or elected. None of the Offeror Designees currently is a director of, or holds any positions with, the Company. To the best of Parent's or Offeror's knowledge, except as set forth below, none of the Offeror Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exhange Commission (the "Commission") other than with respect to transactions among Parent, Offeror and the Company that have been described in the Schedule 14D-1 filed by Parent and Offeror with the Commission on November 5, 1999, or the Schedule 14D-9 filed by the Company with the Commission on November 5, 1999.

                                              PRESENT PRINCIPAL OCCUPATION OR
                                               EMPLOYMENT WITH ALLIEDSIGNAL/
NAME AND AGE                         MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
------------                    ------------------------------------------------------------
Robert D. Johnson, 52.........  President and Chief Executive Officer of AlliedSignal
                                Aerospace since April 1999. President--Aerospace Marketing,
                                Sales and Service from January 1999 to March 1999.
                                President--Electronic & Avionics Systems from October 1997 to December 1998, and Vice President and General
                                Manager--Aerospace Services from 1994 to 1997. Group Vice
                                President, Manufacturing and Services of AAR Corp. from 1993 to 1994.
Peter M. Kreindler, 54........  Senior Vice President, General Counsel and Secretary of
                                AlliedSignal Inc. since December 1994. Senior Vice President and General Counsel of AlliedSignal Inc. from March 1992 to
                                November 1994.
Steven R. Loranger, 47........  President--AlliedSignal Engines and Systems since April
                                1999. President--Engines from July 1997 to March 1999.
                                President--Truck Brake Systems from February 1995 to June
                                1997. Vice President--Air Transport unit of Engines from May
                                1993 to January 1995.
Donald J. Redlinger, 54.......  Senior Vice President--Human Resources and Communications of
                                AlliedSignal Inc. since February 1995. Senior Vice
                                President--Human Resources of AlliedSignal Inc. from January
                                1991 to January 1995.
James D. Taiclet, Jr., 39.....  President--AlliedSignal Aerospace Services since April 1999.
                                Vice President, Engine Services, for Pratt & Whitney, a unit of United Technologies Corporation, based in Hartford,
                                Connecticut, from May 1997 to April 1999. Vice President,
                                Military Service Programs, for Pratt & Whitney, from March
                                1996 to April 1997. Senior Engagement Manager with McKinsey and Company Inc., from July 1991 to February 1996.
Richard F. Wallman, 48........  Senior Vice President and Chief Financial Officer of
                                AlliedSignal Inc. since March 1995. Vice President and
                                Controller of International Business Machines Corp. (IBM)
                                from April 1994 to February 1995.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

    The following table sets forth certain information known by the Company regarding the beneficial ownership of the Company's Common Stock, as of November 22, 1999, by each beneficial owner of more than five percent of the outstanding Common Stock, by each of the Company's directors, by each current executive officer named in the Summary Compensation Table (presented below) and by all directors and executives officers of the Company as a group. Except as otherwise indicated, the person or entities listed below have sole voting and investing power with respect to all shares of Common Stock beneficially owned by them, except to the extent such power may be shared with a spouse.

                                                   NUMBER OF SHARES
NAME                                             BENEFICIALLY OWNED(1)   PERCENTAGE(2)
----                                             ---------------------   -------------
AlliedSignal Inc.(3)                                   3,611,740             18.60
  101 Columbia Road
  Morris Township, NJ 07962
Warburg Pincus Asset Management Inc.(4)                1,708,300              9.89
  466 Lexington Avenue
  New York, NY 10017
Mellon Bank Corporation(5)                             1,497,500              8.67
  One Mellon Bank Center
  Pittsburgh, PA 15258
Wellington Management Company, LLP(6)                  1,002,000              5.80
  75 State Street
  Boston, MA 02109
Goldman, Sachs & Co.(7)                                  898,700              5.20
  85 Broad Street
  New York, NY 10004
P. Quentin Bourjeaurd(8)                               2,872,942             15.27
Charles Balchunas(9)                                     738,798              4.13
Douglas E. Childress(10)                                 179,335              1.03
Jon Cohen(11)                                             75,160                 *
Trevor Wright(12)                                         91,500                 *
Denny Barge(13)                                          147,730                 *
Brian E. Barents(14)                                      16,000                 *
James L. Hersma(15)                                       11,000                 *
Cindy B. Brown(16)                                        12,500                 *
All directors and executive officers of the
  Company as a group (10 persons)(17)                  4,204,965             21.10

------------------------

* Less than one percent

(1) For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days following November 22, 1999. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any Shares which such person or persons has or have the right to acquire within 60 days following November 22, 1999 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. With respect to the directors and officers listed above, the number of Shares beneficially owned includes Shares subject to options some of which will accelerate upon consummation of the Merger.

(2) The outstanding Common Stock of the Company as of October 31, 1999 was 17,277,054 Shares.

(3) Includes securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. Pursuant to a Tender and Option Agreement dated as of October 31, 1999 by and among Parent, Offeror, P. Quentin Bourjeaurd and Charles Balchunas (the "Shareholders Agreement") as amended on November 19, 1999, Parent has shared power to vote or direct the vote of the Shares included in the table. Parent does not have sole power to vote or direct the vote of such Shares and does not have sole power to dispose or direct the disposition of such Shares. Parent has informed the Company that Parent does not have beneficial ownership of any Shares other than pursuant to the Shareholders Agreement, as amended.

(4) Warburg Pincus Asset Management Inc. ("Warburg") serves as investment advisor to many accounts including various registered investment companies. As investment advisor Warburg has sole power to vote or direct the vote of 1,204,800 Shares and shared power to vote or direct the vote of 486,700 Shares. Warburg holds sole power to dispose of or direct disposition of all Shares included in the table. Information based on Schedule 13G, filed January 8, 1999.

(5) Mellon Bank Corporation ("Mellon") is the trustee of the Company's employee benefit plan, which is subject to ERISA. All of the Shares reported are held by Mellon or direct or indirect subsidiaries of Mellon in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. Mellon holds sole power to vote or direct the vote of 1,343,600 Shares and does not have shared power to vote or direct the vote of any Shares. Mellon holds sole power to dispose of or direct the disposition of 1,353,600 Shares and shared power to dispose or direct the disposition of 143,900 Shares. The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. Information based on Schedule 13G, filed February 5, 1999.

(6) Wellington Management Company, LLP ("Wellington") does not have sole power to vote or direct the vote of any Shares or sole power to dispose or direct the disposition of any Shares. In its capacity as investment advisor, Wellington may be deemed to have shared power to vote or direct the vote of 582,000 Shares and shared power to dispose or direct the disposition of 1,002,000 Shares. Information based on Schedule 13G, filed February 9, 1999.

(7) Neither Goldman, Sachs & Co. ("Goldman") nor the Goldman Sachs Group L.P. (the "Goldman Group") has sole power to vote or direct the vote of any Shares or sole power to dispose or direct the disposition of any Shares. Goldman and the Goldman Group have shared voting power or shared power to direct the vote of 898,700 Shares and shared power to dispose or shared power to direct the disposition of 898,700 Shares. Goldman and the Goldman Group each disclaims beneficial ownership of the securities beneficially owned by (1) any client accounts with respect to which Goldman or employees of Goldman have voting or investment discretion, or both and (2) certain investment entities, of which a subsidiary of Goldman is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than Goldman, the Goldman Group or their affiliates. Information based on Schedule 13G, filed February 16, 1999.

(8) Includes (i) 1,338,920 Shares owned of record by Mr. Bourjeaurd, and
    (ii) 1,534,022 Shares subject to options which are currently exercisable. Pursuant to the Shareholders Agreement, as amended, Mr. Bourjeaurd has shared power to vote or direct the vote of such Shares.

(9) Includes (i) 136,522 Shares owned of record by Mr. Balchunas, and
    (ii) 602,276 Shares subject to options which are currently exercisable. Pursuant to the Shareholders Agreement, as amended, Mr. Balchunas has shared power to vote or direct the vote of such Shares.

(10) Includes (i) 3,510 Shares owned of record by Mr. Childress, (ii) 75,825 Shares subject to options which are currently exercisable, (iii) 20,000 Shares subject to options which will become exercisable on

    December 22, 1999 but which will be terminated if the Merger is consummated prior to such date, and (iv) 80,000 Shares subject to options which will accelerate upon the consummation of the Merger.

(11) Includes (i) 160 Shares owned of record by Mr. Cohen, (ii) 10,000 Shares subject to options which are currently exercisable by Mr. Cohen,
    (iii) 5,000 Shares subject to options which will become exercisable on December 22, 1999 but which will be terminated if the Merger is consummated prior to such date, and (iv) 60,000 Shares subject to options which will accelerate upon the consummation of the Merger.

(12) Includes (i) 11,500 Shares owned of record by Mr. Wright, (ii) 20,000 Shares subject to options which are currently exercisable, and (iii) 60,000 Shares subject to the options which will accelerate upon the consummation of the Merger.

(13) Includes (i) 50,010 Shares owned of record by Mr. Barge, and (ii) 97,720 Shares subject to options which are currently exercisable.

(14) Includes (i) 6,000 Shares owned of record by Mr. Barents, and (ii) 10,000 Shares subject to options which are currently exercisable.

(15) Includes (i) 1,000 Shares owned of record by Mr. Hersma, and (ii) 10,000 Shares subject to options which are currently exercisable.

(16) Includes (i) 2,500 Shares owned of record by Ms. Brown, and (ii) 10,000 Shares subject to options which are currently exercisable.

(17) Includes (i) 1,550,122 Shares owned of record by the directors and executive officers of the Company, and (ii) 2,654,843 Shares subject to options which are currently exercisable or which may be exercisable in the next 60 days.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table and biographies set forth information concerning those individuals who are currently serving as members of the Board or as executive officers of the Company.

NAME                                        PRINCIPAL POSITIONS WITH THE COMPANY
----                                        ------------------------------------
P. Quentin Bourjeaurd(1)......  Chairman of the Board of Directors, President and Chief
                                Executive Officer
Douglas E. Childress(2).......  Director, Executive Vice President, Chief Financial Officer,
                                and Treasurer
Charles Balchunas(3)..........  Director, Executive Vice President and Chief Operating
                                Officer
Cindy B. Brown(1).............  Director
James L. Hersma(3)............  Director
Brian E. Barents(2)...........  Director
Trevor Wright.................  Executive Vice President, Sales and Marketing
Daniel Barth..................  Vice President, Information Technology
Jon Cohen.....................  Vice President of Quality Assurance and Acting Vice
                                President of Operations

------------------------

(1) Class III directors whose terms will expire at the 2001 Annual Meeting of Stockholders.

(2) Class I directors whose terms will expire at the 2002 Annual Meeting of Stockholders.

(3) Class II directors whose terms will expire at the 2000 Annual Meeting of Stockholders.

    P. QUENTIN BOURJEAURD, age 42, has served on the Board since September 19, 1996 and as Chairman of the Board since May 12, 1998. Mr. Bourjeaurd has served as President of the Company since September 19, 1996 and as the Chief Executive Officer of the Company since December 2, 1996. From June 1993 to September 19, 1996, Mr. Bourjeaurd was the Vice President and General Manager of Aviall Aerospace, then a business unit of Aviall Services, Inc. Mr. Bourjeaurd formed Bourjeaurd Specialty Products, Inc., an aerospace hardware distribution company, in June 1983 and was the President and sole stockholder of such company until its acquisition by Aviall Services, Inc. in June 1993.

    DOUGLAS E. CHILDRESS, age 42, has served on the Board since May 5, 1998.
Mr. Childress joined the Company as the Vice President-Finance and Treasurer on August 29, 1997 and became an Executive Vice President and the Chief Financial Officer of the Company on January 15, 1998. Prior to joining the Company,
Mr. Childress served as the Director of Accounting, Consulting and Evaluation Services of Interstate Battery System of America, a Dallas based battery distribution company, from October 1994 to August 1997 and as an Audit and Consulting Manager with the KL Real Estate Group of Ernst & Young from July 1993 to October 1994. Mr. Childress co-founded the consulting firm Worldwide Holdings Corporation, a local investment banking firm, in 1990 prior to which time he had been employed as an audit manager with Ernst & Young. Mr. Childress is a certified public accountant and an accredited member of the American Society of Appraisers.

    CHARLES BALCHUNAS, age 54, has served on the Board and as Executive Vice President and Chief Operating Officer of the Company since September 19, 1996. Mr. Balchunas joined Tri-Star Aerospace, Inc. (the "Predecessor") in August 1990 as a customer service manager, subsequently becoming the Executive Vice President and Chief Operating Officer of the Predecessor. Prior to joining the Predecessor, Mr. Balchunas served as a Lieutenant Colonel with the United States Marine Corps. During his 22 years of service with the Marine Corps, Mr. Balchunas gained extensive experience in aviation, aviation maintenance and logistics systems management as an aircraft maintenance manager, an airfield operations manager and the Commanding Officer, Headquarters of the Marine Corps Air Station in Iwakuni, Japan.

    CINDY B. BROWN, age 41, has served on the Board since May 5, 1998.
Ms. Brown is currently the Chief Executive Officer of Tx International Payment Solutions, Inc. and a partner in the Chavoy Group, a management consulting company specializing in mentoring and supplementing executive management teams. Ms. Brown served as Senior Vice President-Finance of Blockbuster Entertainment Group from 1997 to 1998. From 1980 to 1997, Ms. Brown was employed by DrPepper/Seven-Up North America where she served in several capacities, including Director-Treasury and Strategic Planning and Vice President-Information Services.

    JAMES L. HERSMA, age 51, has served on the Board since May 12, 1998.
Mr. Hersma is currently an Executive Vice President of Medibuy.com, an e-commerce company specializing in health care supply transactions. Mr. Hersma also serves on the Board of Directors of Medibuy.com. From 1996 to 1999
Mr. Hersma served as President, Chief Executive Officer and on the Board of Directors of Novation, the pharmaceutical supply company of VHA and UHC. From 1993 through 1996, Mr. Hersma served as President and Chief Operating Officer of CIS Technologies Inc., a publicly held health care software company in Tulsa, Oklahoma.

    BRIAN E. BARENTS, age 55, has served on the Board since May 5, 1998.
Mr. Barents is a founding member of Galaxy Aerospace Company, a commercial aircraft manufacturer, and has served as President, Chief Executive Officer and on the Board of Directors of Galaxy Aerospace Company since 1996. From 1990 to 1996, Mr. Barents was the President and Chief Executive Officer of Learjet Inc., also a commercial aircraft manufacturer. Mr. Barents serves on the Board of Directors of Kaman Corporation, a publicly held company which primarily specializes in aerospace manufacturing.

    TREVOR WRIGHT, age 52, has served as the Executive Vice President, Sales and Marketing of the Company since August 4, 1998. Prior to joining the Company,
Mr. Wright was the Vice President of Sales, Marketing and Interim President for Aerospace Rivet Manufacturers Corporation, an aerospace hardware manufacturing company, which he joined in 1997. From 1994 to 1997, Mr. Wright was employed by Fairchild Fasteners, a division of Fairchild Corporation, also an aerospace hardware manufacturing company, where he held various positions including Senior Vice President of Sales and Marketing.

    DANIEL BARTH, age 41, has served as Vice President of Information Systems of the Company since May 24, 1999. Prior to joining the Company, Mr. Barth was a Senior Practice Director for Oracle Corporation, an international software company, which he joined in January 1999. From 1996 to January 1999, Mr. Barth served as Chief Information Officer for Pinnacle Brands, Inc., a manufacturer and distributor of sports trading cards.

    JON COHEN, age 44, has served as Vice President of Quality Assurance since February 16, 1998 and as Acting Vice President of Operations since June 22, 1999. Prior to joining the Company, Mr. Cohen was a director in the quality assurance department at Lockheed Martin, an aerospace manufacturing company.

            CURRENT BOARD OF DIRECTORS AND COMMITTEES OF THE COMPANY

    The Board directs the management of the business and affairs of the Company, as provided by Delaware law, and conducts its business through meetings of the Board and three standing committees: the Audit Committee, Compensation Committee and Finance Committee. In addition, from time to time, special committees may be established under the direction of the Board when necessary to address specific issues. The Company has no nominating or similar committee.

COMMITTEES OF THE BOARD; BOARD MEETINGS

    The Board held eight meetings during fiscal year 1999. In addition to the regularly scheduled meetings, the Board took action on six occasions by Unanimous Written Consent. Each director attended 75% or more of the aggregate of (i) meetings of the Board held during the period for which he or she served as a director and (ii) meetings of all committees held during the period for which he or she served on those committees.

    The Audit Committee's principal functions are to review the scope of the annual audit of the Company by its independent public accountants, review the annual financial statements of the Company and the related audit report of the Company as prepared by its independent public accountants, review management's selection of an independent public accounting firm each year and review audit and any non-audit fees paid to the Company's independent public accountants. The Company's Chief Financial Officer generally attends Audit Committee meetings and gives reports to and answers inquiries from the Audit Committee. The Audit Committee reports its findings and recommendations to the Board. The Audit Committee is composed of two non-employee directors: Cindy B. Brown and James L. Hersma. The Audit Committee held one meeting during fiscal year 1999.

    The Compensation Committee is responsible for developing and making recommendations to the Board with respect to the Company's compensation policies and also determines the cash portion of the Company's compensation program, including the cash compensation to be paid to the Company's Chief Executive Officer. In addition, the Compensation Committee is responsible for administering the Company's employee benefit plans, including the 1996 and 1998 Stock Option Plans (as defined below). The Compensation Committee is composed of three non-employee directors: Cindy B. Brown, Brian E. Barents and James L. Hersma. The Compensation Committee held four meetings during fiscal year 1999. In addition to the regularly scheduled meetings, the Compensation Committee took action on six occasions by Unanimous Written Consent.

    The Finance Committee is responsible for advising the Board regarding any special financial matters of the Company at the specific request of the Board. In addition, the Finance Committee is responsible for assisting and advising the Company regarding investor relations matters. The Finance Committee is composed of the Chief Financial Officer of the Company and one non-employee director, Cindy B. Brown. The Finance Committee held seven meetings during fiscal year 1999.

DIRECTOR COMPENSATION

    Directors who are not executive officers of the Company are granted options to purchase Common Stock in connection with their election to the Board. On October 13, 1998, options were granted to non-employee directors as follows:
Cindy B. Brown, 25,000 Shares; Brian E. Barents, 25,000 Shares; and James L. Hersma, 25,000 Shares. The exercise price for all of these options is equal to the fair market value at the date of grant. Non-employee directors also are paid a fee of $3,500 for each regular meeting of the Board which they attend and $2,500 for each special meeting of the Board of Directors which they attend. In addition, each non-employee director is paid $2,500 per year for service on the Compensation and Audit Committees. During fiscal year 1999, Ms. Brown, a director of the Company, was paid $20,000 on January 20, 1999 as compensation for four Finance Committee meetings attended from June through November 1998 and $25,000 on June 2, 1999 as compensation for five Finance Committee meetings attended from January through May 1999. Directors are reimbursed for their out-of-pocket expenses arising from attendance at meetings of the Board and committees which occur outside of Dallas, Texas.

                       COMPENSATION OF EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

    SUMMARY COMPENSATION TABLE

    The following table sets forth the compensation for the Company's 1999, 1998 and 1997 fiscal years for the Company's Chief Executive Officer and each of the five other most highly compensated executive officers or former executive officers of the Company (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                                   LONG-TERM
                                                                                                  COMPENSATION
                                                                                                     AWARDS
                                                           ANNUAL COMPENSATION                    ------------
                                                         -----------------------                   SECURITIES
                                                                    OTHER ANNUAL    ALL OTHER      UNDERLYING
                                               SALARY     BONUS     COMPENSATION   COMPENSATION     OPTIONS
NAME AND PRINCIPAL POSITION          YEAR       ($)        ($)         ($)(4)          ($)            (#)
---------------------------        --------   --------   --------   ------------   ------------   ------------
P. Quentin Bourjeaurd............    1999     225,000     63,000         --          6,149(1)            --
  President and Chief Executive      1998     225,000     70,900         --          6,304(2)            --
    Officer                          1997     202,706        350         --          1,256(3)     1,853,340(5)

Charles Balchunas................    1999     200,000     50,000         --          6,260(1)            --
  Executive Vice President and       1998     200,000     59,900         --          5,962(2)            --
  Chief Operating Officer            1997     161,927    100,350     16,215(4)       3,569(3)       723,325(5)

Douglas E. Childress(7)..........    1999     200,000     50,000         --          6,020(1)       175,000(6)
  Executive Vice President and       1998     166,154    134,500         --          1,294(2)            --
    Chief Financial Officer          1997       4,654      3,050         --             --           71,730(5)

Denny Barge(8)...................    1999     200,000         --         --          6,013(1)        75,000
  Vice President of Strategic        1998     153,846    198,250         --            857(2)       158,000(5)
    Planning

Trevor Wright(9).................    1999     140,000     20,000     44,545(4)         808(1)       100,000(6)
  Executive Vice President of        1998      15,615         --         --            252(2)            --
    Sales and Marketing

Jon Cohen(10)....................    1999     120,000     30,000         --            756(1)        75,000(6)
  Vice President Quality             1998      69,231     22,650         --            479(2)            --
    Assurance and Acting Vice
    President of Operations

--------------------------

(1) Represents (i) amounts paid for term life insurance premiums during fiscal year 1999 on behalf of Messrs. Bourjeaurd, Balchunas, Childress, Barge, Wright and Cohen in the amounts of $1,418, $1,260, $1,260, $1,260, $808, and
    $756, respectively and (ii) contributions to the Company's 401(k) plan during fiscal year 1999 on behalf of Messrs. Bourjeaurd, Balchunas, Childress and Barge in the amounts of $4,731, $5,000, $4,760 and $4,753, respectively.

(2) Represents (i) amounts paid for term life insurance premiums during fiscal year 1998 on behalf of Messrs. Bourjeaurd, Balchunas, Childress, Barge, Wright and Cohen in the amounts of $1,327, $985, $812, $630, $252, and $252, respectively, (ii) contributions to the Company's 401(k) plan during fiscal year 1998 on behalf of Messrs. Bourjeaurd, Balchunas and Childress in the amounts of $4,750, $4,750, and $255, respectively and (iii) an amount of $227 paid by the Company to purchase 10 Shares at $16 per Share and to pay the associated taxes on behalf of each of Messrs. Bourjeaurd, Balchunas, Childress, Barge and Cohen, respectively, in connection with the Company's initial public offering which was consummated on May 5, 1998 (the "Offering").

(3) Represents (i) amounts paid for term life insurance premiums during fiscal year 1997 on behalf of Messrs. Bourjeaurd and Balchunas in the amounts of $526 and $329, respectively, (ii) amounts paid for whole life insurance premiums on behalf of Mr. Balchunas in the amount of $677 and
    (iii) contributions to
    the Company's 401(k) plan during fiscal year 1997 on behalf of Mr. Bourjeaurd and Mr. Balchunas in the amounts of $730 and $2,563, respectively.

(4) Represents reimbursement of expenses incurred by Messrs. Balchunas and Wright in relocating to Dallas, Texas.

(5) Under the terms of the grant letters relating to the options, options which are not exercisable at the date of grant become "available" in the Company's fiscal years 1997 through 2001 depending on satisfaction by the Company of certain performance targets. Once "available," 25% of such options may be exercised immediately with 25% of the remaining options becoming exercisable at the end of each of the next three fiscal years. The availability and exercisability of the options are subject to acceleration in certain circumstances. As a result of the Company's Offering, all of the options which were "available" prior to the Offering became immediately exercisable. In addition, 80% of the options eligible to become "available" in fiscal years ending subsequent to the Offering became immediately exercisable as a result of the Offering. The options which were not accelerated as described in the foregoing sentence terminated upon consummation of the Offering. Because the options reflected in the above table were granted prior to the Offering, the number of "Securities Underlying the Options" is calculated based upon the initial date such options were granted.

(6) On October 19, 1999 subsequent to the end of fiscal year 1999 certain Named Executive Officers were granted the following number of options to purchase Shares under the Company's 1998 Stock Option Plan at a price of $5.50 per share: Mr. Childress was granted an option to purchase 80,000 Shares, Mr. Wright was granted an option to purchase 60,000 Shares and Mr. Cohen was granted an option to purchase 60,000 Shares. These options are not included in the Securities Underlying Options column of the Summary Compensation Table. For the specific terms of such options see "Stock Option Plans--The 1998 Stock Option Plan."

(7) On August 29, 1997, Mr. Childress joined the Company as Vice President of Finance and Treasurer and was subsequently promoted on January 15, 1998 to serve as the Company's Executive Vice President, Chief Financial Officer and Treasurer.

(8) Mr. Barge joined the Company on December 8, 1997 as Vice President of Strategic Planning and was subsequently promoted to Vice President of Operations on May 20, 1998. As of June 22, 1999, Mr. Barge resigned from his position of Vice President of Operations, and as of the end of fiscal year 1999, Mr. Barge no longer served as an executive officer of the Company.
    Mr. Barge was not considered a Named Executive Officer during fiscal year 1997 because he was not an officer of the Company during that fiscal year.

(9) Mr. Wright joined the Company on August 4, 1998 as Executive Vice President of Sales and Marketing. Mr. Wright was not considered a Named Executive Officer during fiscal year 1997 because he was not an officer of the Company during that fiscal year.

(10) Mr. Cohen joined the Company on February 16, 1998 as Vice President of Quality Assurance and has been serving as Acting Vice President of Operations since Mr. Barge resigned on June 22, 1999. Mr. Cohen was not considered a Named Executive Officer during fiscal year 1997 because he was not an officer of the Company during that fiscal year.

    STOCK OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information concerning stock option grants made to each of the Named Executive Officers during fiscal year 1999:

                       OPTION GRANTS IN FISCAL YEAR 1999

                                                                                         POTENTIAL REALIZABLE
                                                                                               VALUE AT
                                                                                         ASSUMED ANNUAL RATES
                                                  % OF TOTAL                                   OF STOCK
                                    NUMBER OF      OPTIONS                                PRICE APPRECIATION
                                   SECURITIES     GRANTED TO                                  FOR OPTION
                                   UNDERLYING     EMPLOYEES    EXERCISE                         TERM(4)
                                     OPTIONS      IN FISCAL      PRICE     EXPIRATION   -----------------------
NAME                              GRANTED(#)(1)    YEAR(2)     ($/SH)(3)      DATE       5%($)         10%($)
----                              -------------   ----------   ---------   ----------   --------      ---------
Douglas E. Childress(5).........      75,000         4.90        8.375       9/30/08    401,707       1,009,178
                                     100,000         6.53        6.875       6/22/09    438,657       1,105,929

Denny Barge.....................      75,000         4.90        8.375       9/30/08    401,707       1,009,178

Trevor Wright(5)................     100,000         6.53        8.375       9/30/08    535,610       1,345,571

Jon Cohen(5)....................      50,000         3.26        8.375       9/30/08    267,805         672,786
                                      25,000         1.63        6.875       6/22/09    109,664         276,482

--------------------------

(1) Options granted in fiscal year 1999 generally vest over a four year period:
    20% become exercisable six months after the date granted, and each additional 20% become exercisable on the anniversary date of the date of grant upon approval by the Compensation Committee that the Company has met certain financial goals. If the Compensation Committee does not approve the vesting of options for any certain period, such options do not fail, but will vest 4 1/2 years after the date of grant. In addition, the option agreements evidencing the granting of options during fiscal year 1999 provided that such options will accelerate in the event of a Change of Control (as such term is defined in the 1998 Stock Option Plan) if, and only if, the closing price of the Shares on the closing date of such Change of Control is at least $14. The options granted during fiscal year 1999 were granted pursuant to the Company's 1998 Stock Option Plan which provides that in the event of a Change of Control of the Company, the Compensation Committee has the discretion (i) to accelerate the vesting of each option not then currently exercisable, (ii) to cause each option to terminate within a period of time after delivery of notice and (iii) to cause each option holder to receive, in respect of each Share for which such option is exercisable, an amount equal to the excess of the fair market value of such Share over the exercise price per Share, payable in a form of consideration as determined by the Compensation Committee. The Compensation Committee has decided not to exercise its discretion provided in Section 11 of the 1998 Stock Option Plan to accelerate any option granted under the 1998 Stock Option Plan if the option agreement evidencing the granting of such options contains a provision that provides that such option will accelerate upon a Change of Control if, and only if, the closing price of the Shares on the closing date of such Change of Control is at least $14. Accordingly, options subject to such provisions which are not otherwise vested at the Effective Time (as defined in the Merger Agreement) will not accelerate or be converted as described above, since the Offer Price (as defined in the Merger Agreement) is $9.50.

(2) The Company granted options to purchase 1,531,600 Shares of the Company during fiscal year 1999.

(3) All options were granted at an exercise price equal to the fair market value of the Shares as determined by the Compensation Committee on the date of grant.

(4) The amounts under the columns labeled "5%" and "10%" are based on calculations at hypothetical 5% and 10% compounded annual appreciation rates prescribed by the Commission and, therefore, are not intended to forecast possible future appreciation, if any, of the Shares.

(5) See note (6) of the "Summary Compensation Table" and the discussion under "Stock Option Plans--The 1998 Stock Option Plan" for a description of options granted to Named Executive Officers subsequent to the end of fiscal year 1999, which are not included in the table above.

    AGGREGATED OPTION EXERCISES AND VALUES

    The following table sets forth for each of the Named Executive Officers certain information concerning the number of Shares subject to both exercisable and non-exercisable stock options as of September 30, 1999. No options were exercised during fiscal year 1999 by any of the Named Executive Officers. Also reported are values for "in the money" options that represent the positive spread between the respective exercise prices of outstanding options and the fair market value of the Company's Shares as of September 30, 1999.

                     FISCAL 1999 YEAR-END OPTION VALUES(1)

                                                                               VALUE OF UNEXERCISED
                                                NUMBER OF SECURITIES          IN-THE-MONEY OPTIONS AT
                                               UNDERLYING UNEXERCISED             FISCAL YEAR-END
                                             OPTIONS AT FISCAL YEAR-END      -------------------------
                                          --------------------------------   EXERCISABLE/UNEXERCISABLE
NAME                                      EXERCISABLE/UNEXERCISABLE (#)(2)            ($)(3)
----                                      --------------------------------   -------------------------
P. Quentin Bourjeaurd...................              1,534,022/-                      7,140,872/-
Charles Balchunas.......................                602,276/-                      1,689,779/-
Douglas E. Childress....................           75,825/160,000                        167,581/-
Denny Barge.............................            97,720/60,000                        192,324/-
Trevor Wright...........................            20,000/80,000                      -
Jon Cohen...............................            10,000/65,000                      -

------------------------

(1) See note (6) of the "Summary Compensation Table" and the discussion under "Stock Option Plans--The 1998 Stock Option Plan" for details concerning additional options which were granted to Named Executive Officers since the end of fiscal year 1999 and are not included in the table above.

(2) This table reflects the cancellation of options which terminated as a result of the Company's Offering and options exercised by certain Named Executive Officers during fiscal year 1998 and reported in the Company's proxy statement filed on December 22, 1998. See note (5) of the "Summary Compensation Table" for details concerning the terms of such options.

(3) Based upon the closing price of the Company's Shares on September 30, 1999, which was $6.125 per Share.

EMPLOYMENT AGREEMENTS

    P. QUENTIN BOURJEAURD EXECUTIVE EMPLOYMENT AGREEMENT. Mr. Bourjeaurd entered into an executive employment agreement with the Company on September 19, 1996. Pursuant to his employment agreement, Mr. Bourjeaurd will serve as President of the Company through September 19, 2001, unless earlier terminated as provided therein. Under his employment agreement, Mr. Bourjeaurd receives an annual salary of $200,000 and is entitled to medical and other benefits generally available to senior executives of the Company. On July 1, 1997 the Compensation Committee increased Mr. Bourjeaurd's annual compensation to $225,000. The Company and Mr. Bourjeaurd amended certain provisions of the executive employment agreement on October 31, 1999 by letter agreement. The amendment provides that if Mr. Bourjeaurd's employment is terminated by the Company other than for Cause (as defined in his employment agreement), Mr. Bourjeaurd will continue to receive his salary and benefits as currently provided (as severance) through September 19, 2001, the termination date. In the event Mr. Bourjeaurd's employment is terminated for Cause or by reason of Death or Disability (as defined in his employment agreement), no further compensation will be payable by the Company.

    Additionally, Mr. Bourjeaurd's employment agreement contains a non-competition provision pursuant to which Mr. Bourjeaurd has agreed, during the term of his employment and for such period of time following the Term that he is receiving payments, not to engage in any business activity, without the consent of the Company, which would be in competition with any business in which the Company or any of its subsidiaries or affiliates are then engaged or planning to be engaged. The executive employment agreement was further amended by the October 31, 1999 letter agreement so that the non-competition covenant contained in the agreement will continue to apply until September 19, 2001 under all circumstances. Also, in the letter amendment, Mr. Bourjeaurd acknowledged that the transactions contemplated by the Merger Agreement would make AlliedSignal Hardware Product Group an "affiliate" as it is defined in the employment agreement for purposes of the non-competition provisions of the agreement.

    CHARLES BALCHUNAS EXECUTIVE EMPLOYMENT AGREEMENT. Mr. Balchunas entered into an executive employment agreement with the Company on February 1, 1997. Pursuant to his employment agreement, Mr. Balchunas will serve as Chief Operating Officer of the Company through December 31, 1999, unless earlier terminated as provided therein. Under his employment agreement, Mr. Balchunas receives an annual salary of $200,000, is eligible for such discretionary bonuses as the Compensation Committee may determine and is entitled to medical and other benefits generally available to senior executives of the Company.

    Mr. Balchunas' employment agreement also provides that if Mr. Balchunas' employment is terminated other than for Cause (as defined therein), Mr. Balchunas will continue to receive his salary and benefits (as severance) for a period of two years following the Date of Termination (as defined therein) of his employment; provided that such continued salary and benefits will cease upon commencement by Mr. Balchunas of other full-time employment. In the event Mr. Balchunas' employment is terminated for Cause or by reason of Death or Disability (as defined therein), no further compensation will be payable by the Company. Additionally, Mr. Balchunas' employment agreement contains a non-competition provision pursuant to which Mr. Balchunas has agreed not to engage in any business activity, without the consent of the Company, which would be in competition with any business engaged in by the Company during his employment and for two years thereafter.

    DOUGLAS E. CHILDRESS EXECUTIVE EMPLOYMENT AGREEMENT. Mr. Childress entered into an executive employment agreement with the Company on January 15, 1998. Pursuant to his employment agreement, Mr. Childress will serve as Executive Vice President and Chief Financial Officer of the Company through January 15, 2000, unless earlier terminated as provided therein. Under this employment agreement, Mr. Childress receives an annual salary of at least $150,000, is eligible for such discretionary bonuses as the Compensation Committee may determine and is entitled to medical and other benefits generally available to senior executives of the Company.

    Mr. Childress' employment agreement also provides that if Mr. Childress' employment is terminated other than for Cause (as defined therein), Mr. Childress will continue to receive his salary and benefits (as severance) for a period of two years following the Date of Termination (as defined therein) of his employment; provided that such continued salary and benefits will cease upon commencement by Mr. Childress of other full-time employment. In the event Mr. Childress' employment is terminated for Cause or by reason of Death or Disability (as defined therein), no further compensation will be payable by the Company. Additionally, Mr. Childress' employment agreement contains a non-competition provision pursuant to which Mr. Childress has agreed not to engage in any business activity, without the consent of the Company, which will be in competition with any business engaged in by the Company during his employment and for such period of time thereafter that Mr. Childress continues to receive any of the severance payments described above.

    TREVOR WRIGHT EXECUTIVE EMPLOYMENT AGREEMENT. Mr. Wright entered into an executive employment agreement with the Company on August 1, 1998. Pursuant to his employment agreement, Mr. Wright will serve as Executive Vice President of Sales and Marketing of the Company through July 31, 2000, unless earlier terminated as provided therein. Under his employment agreement, Mr. Wright receives an annual salary of $140,000, is eligible for such discretionary bonuses as the Compensation Committee may determine and is entitled to medical and other benefits generally available to senior executives of the Company.

    Mr. Wright's employment agreement also provides that if Mr. Wright suffers a Permanent Disability (as defined therein) and the Company terminates his employment as a result thereof, or Mr. Wright is terminated due to Death (as defined therein), Mr. Wright or his estate will receive the balance of his base salary under his employment agreement (as severance). In the event Mr. Wright's employment is terminated without Cause (as defined therein) or Mr. Wright terminates his employment because of Constructive Termination (as defined therein), Mr. Wright will continue to receive his salary (as severance) for a period of two years following the Date of Termination (as defined therein). In the event Mr. Wright's employment is terminated for Cause (as defined therein), no further compensation will be payable by the Company. Additionally, Mr. Wright's employment agreement contains a non-competition provision pursuant to which Mr. Wright has agreed not to engage in any business activity, without the consent of the Company, which will be in competition with any business engaged in by the Company during his employment and for such period of time thereafter that Mr. Wright continues to receive any of the severance payments described above.

    DANIEL BARTH EXECUTIVE EMPLOYMENT AGREEMENT. Mr. Barth entered into an executive employment agreement with the Company on May 24, 1999. Pursuant to his employment agreement, Mr. Barth will serve as Vice President of Information Technology of the Company through May 24, 2000, unless earlier terminated as provided therein. Under his employment agreement, Mr. Barth receives an annual salary of $175,000, is eligible for such discretionary bonuses as the Compensation Committee may determine and is entitled to medical and other benefits generally available to senior executives of the Company.

    Mr. Barth's employment agreement also provides that if Mr. Barth's employment is terminated other than for Cause (as defined therein), Mr. Barth will continue to receive his salary and benefits until the end of the Employment Term (as defined therein); provided that such continued salary and benefits will be reduced by any earned income received by Mr. Barth during such period following termination. In the event Mr. Barth's employment is terminated for Cause or by reason of Death or Disability (as defined therein), no further compensation will be payable by the Company. Additionally, Mr. Barth's employment agreement contains a non-competition provision pursuant to which Mr. Barth has agreed not to work for, directly or indirectly, any other business entity that competes with the Company in the states of California, Florida, Texas and Arizona during the Employment Term. Mr. Barth has further agreed that, until 12 months after the Employment Term, he will not persuade or induce any Company employee to leave his or her employment with the Company.

1999 BONUS PLAN

    The Company's 1999 Bonus Plan provides for a maximum annual bonus amount payable to executives and employees. For each executive, the bonus amount is determined by the Compensation Committee based upon the following factors:
(1) the achievement by the Company of certain financial objectives and
(2) individual performance criteria.

STOCK OPTION PLANS

    THE 1996 STOCK OPTION PLAN. The Company's Amended and Restated 1996 Stock Option Plan (the "1996 Stock Option Plan") authorizes the issuance of up to 3,950,000 Shares pursuant to stock options granted to key employees, non-employee directors and consultants of the Company. The 1996 Stock

Option Plan is administered by the Compensation Committee which selects the optionees and determines the terms and provisions of each option grant within the parameters set forth in the 1996 Stock Option Plan.

    In general, in the event of a "change in control" (as defined in the 1996 Stock Option Plan) of the Company, each option will terminate within a specified number of days after notice to the holder of such option, and each such holder will receive, in respect of each option which is then exercisable, an amount equal to the excess of the aggregate fair market value of the Shares subject to the vested option over the exercise price, payable in the same consideration as received by the stockholders of the Company upon the closing of such transaction. Pursuant to the 1996 Stock Option Plan and confirmed by the Compensation Committee, the conversion of the vested options into consideration received by stockholders shall occur simultaneously with, and the termination of all options under the 1996 Stock Option Plan shall occur after, the consummation of the Merger, which event constitutes a "change in control." On October 19, 1999, the Compensation Committee resolved to grant under the 1996 Stock Option Plan a total of 407,140 options to employees other than executive officers, directors or affiliates of the Company. All options granted on October 19, 1999 pursuant to the 1996 Stock Option Plan shall accelerate and become exercisable immediately prior to and subject to the occurrence of the Merger, entitling the holder to receive the compensation described above.

    THE 1998 STOCK OPTION PLAN. The Company's 1998 Stock Option Plan (the "1998 Stock Option Plan") authorizes the issuance of up to 2,000,000 Shares of the Company pursuant to stock options granted to key employees, non-employee directors and consultants of the Company. The 1998 Stock Option Plan is administered by the Compensation Committee which selects the optionees and determines the terms and provisions of each option grant within the parameters set forth in the 1998 Stock Option Plan.

    In general, in the event of a "change in control" (as defined in the 1998 Stock Option Plan) of the Company, the Compensation Committee has the discretion
(i) to accelerate the vesting of each option not then currently exercisable,
(ii) to cause each option to terminate within a period of time after delivery of notice and (iii) to cause each option holder to receive, in respect of each Share for which such option is exercisable, an amount equal to the excess of the fair market value of such Share over the exercise price per Share, payable in a form of consideration as determined by the Compensation Committee.

    The Compensation Committee has exercised its discretion provided by Section 11 of the 1998 Stock Option Plan to provide that options subject to the 1998 Stock Option Plan shall, in connection with the transactions contemplated by the Merger Agreement, terminate immediately after the Effective Time (as defined in the Merger Agreement), and such options which are exercisable at the Effective Time shall be converted as described in clause (iii) above, upon the occurrence of the Effective Time.

    The Compensation Committee has decided not to exercise its discretion provided by Section 11 of the 1998 Stock Option Plan to accelerate any option granted under the 1998 Stock Option Plan if the option agreement evidencing the granting of such options contains a provision that provides that such option will accelerate upon a change in control if, and only if, the closing price of the Shares on the closing date of such change in control is at least $14. Accordingly, options subject to such provisions which are not otherwise vested at the Effective Time will not accelerate or be converted as described above since the Offer Price (as defined in the Merger Agreement) is $9.50.

    On October 19, 1999, the Compensation Committee resolved to grant, under the 1998 Stock Option Plan, a total of 345,000 options, 5,000 of which were to a consultant of the Company. All options granted on October 19, 1999 pursuant to the 1998 Stock Option Plan shall accelerate and become exercisable immediately prior to and subject to the occurrence of the Merger, entitling the holder to receive the compensation described above. The following options were granted to Named Executive Officers on October 19, 1999 under the 1998 Stock Option Plan:

    (1) Douglas E. Childress was granted 80,000 options at a strike price of $5.50 per Share.

    (2) Jon Cohen was granted 60,000 options at a strike price of $5.50 per Share.

    (3) Trevor Wright was granted 60,000 options at a strike price of $5.50 per Share.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No executive officer of the Company served as a member of the compensation committee (or other board committee performing similar functions or, in its absence of any such committee, the entire board of directors) of another corporation, one of whose executive officers served on the Compensation Committee. No executive officer of the Company served as a director of another corporation, one of whose executive officers served on the Compensation Committee. No executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another corporation, one of whose executive officers served as a director of the Company.

                       CERTAIN RELATED PARTY TRANSACTIONS

MANAGEMENT STOCKHOLDERS' AND OPTIONHOLDERS' AGREEMENT

    The Company and each management stockholder and optionholder are parties to an Amended and Restated Management Stockholders' and Optionholders' Agreement dated as of May 15, 1997 (the "Stockholders Agreement"). The Stockholders Agreement provides, among other things, for certain limitations on transfers of the Common Stock, for the grant of proxies and powers of attorney in favor of Odyssey Partners L.P., and for certain "piggyback" registration rights in favor of the management stockholders with respect to registered offerings of the Common Stock by the Company. Upon the consummation of the Company's Offering, however, the Stockholders Agreement terminated, except with respect to the "piggyback" registration rights granted to the management stockholders. The management stockholders party to the agreement include Messrs. Bourjeaurd, Balchunas, Childress, and Barge, in addition to certain other employees of the Company.

LOANS TO MANAGEMENT

    On September 19, 1996, the Company loaned Mr. Bourjeaurd $200,000 at an interest rate of 5.93% per annum, the proceeds of which were used to purchase Common Stock of the Company. The entire principal and interest under such loan was repaid by Mr. Bourjeaurd on December 11, 1997. On April 15, 1997, the Company loaned an additional $100,000 to Mr. Bourjeaurd at an interest rate of 5.83% per annum, the proceeds of which were used to purchase additional Common Stock. The entire principal and interest under such loan was repaid by Mr. Bourjeaurd on December 11, 1997.

    On May 30, 1997, the Company loaned Mr. Balchunas $75,000 at an interest rate of 6.74% per annum, the proceeds of which were used, together with personal funds, to purchase 136,512 Shares of the Company at a purchase price of $1.47 per Share. Until all principal and interest is paid in full, Mr. Balchunas is required to apply all proceeds from any sale or transfer of any Shares owned by him to the principal and interest then owing under the loan. Interest is otherwise payable semi-annually. Interest of $5,127 was accrued for the fiscal year 1999. On January 13, 1999, the Company released 100,000 Shares that were pledged as collateral for such loan. The Company retains a pledge on 36,512 Shares owned by Mr. Balchunas, as collateral for the loan.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's directors and executive officers and holders of more than 10% of the Company's outstanding Common Stock to file with the Commission reports of ownership and changes in ownership of Common Stock and other equity securities of the Company on Forms 3, 4 and 5. Based on written representations of reporting persons and a review of those

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
reports, the Company believes that during the fiscal year 1999, all its officers and directors and holders of more than 10% of the Company's Common Stock complied with all applicable Section 16(a) filing requirements, except as follows: In April 1999, Brian Barents reported on Form 4 a transaction in which he purchased 6,000 Shares of the Company. Mr. Barents was delinquent in filing such report. In November 1999, P. Quentin Bourjeaurd filed a report on Form 5 delinquently with respect to the disposition of 120,527 Shares that were not properly reported on a Form 4 following the Offering. This Information Statement states the corrected Share amounts for Mr. Bourjeaurd.

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